FORM 8.1
DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	See attached schedule

Company dealt in	Cadbury plc

Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares of 10 pence each

Date of dealing	See attached schedule

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	See attached schedule See attached schedule	N/A

(2) Derivatives (other than options)	N/A	N/A

(3) Options and agreements to purchase/sell	See attached schedule See attached schedule	N/A

Total	See attached schedule See attached schedule	N/A

(b)	Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number	Number
	( %)	( %)

(1) Relevant securities	N/A	N/A

(2) Derivatives (other than options)	N/A	N/A

(3) Options and agreements to purchase/sell	N/A	N/A

Total	N/A	N/A

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

See attached schedule

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

N/A	N/A	N/A	N/A

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,	Writing, selling,	Number of	Exercise	Type, e.g.	Expiry	Option money
e.g. call option	purchasing, varying	securities to which	price	American, European	date	paid/received per
	etc.	the option relates (Note 7)		etc.		unit (Note 5)

N/A	N/A	N/A	N/A	N/A	N/A	N/A

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

N/A	N/A	N/A

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

N/A	N/A	N/A

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreemen person disclosing and any other p relevant securities under any opt the voting rights or future acqui to which any derivative referred should be stated.	t, arrange erson rela ion referr sition or to on this	ment or understanding between the ting to the voting rights of any ed to on this form or relating to disposal of any relevant securities form is referenced. If none, this

N/A

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	24 September 2009

Contact name	John Mills

Telephone number	01895 615176

Name of offeree/offeror with which associated	Cadbury plc

Specify category and nature of associate status (Note 10)	Category (3) – Directors of Cadbury plc Subsidiary Companies

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

SCHEDULE
Form 8.1 Aggregated Dealings Disclosure
For Category (3) associates for the period 7 September to 24 September 2009

Part A – Purchases and Sales

Name	Date of dealing	Purchase/sale	Number of shares	Price £ per share	Resultant holding	(%)
					of shares (excl
					shares under
					option)
Ignasi Ricou	11 September 2009	Acquisition of	35,000	Nil	229,431	0.017
		restricted share award, in consideration of a commitment made to the individual at the time of appointment to position.

Chris Van	14 September 2009	Purchase under the	18	7.755	562,832	0.041
Steenbergen		Company’s Share Incentive Plan (“SIP”), pursuant to a contract entered into outside of the offer period.

Claire Binyon	14 September 2009	Purchase under the	7	7.755	10,031	0.0007
		Company’s SIP, pursuant to a contract entered into outside of the offer period.

Pauline Caywood	14 September 2009	Purchase under the	18	7.755	16,022	0.001
		Company’s SIP, pursuant to a contract entered into outside of the offer period.

James Marshall	14 September 2009	Purchase under the	18	7.755	89,901	0.007
		Company’s SIP, pursuant to a contract entered into outside of the offer period.

John Mills	14 September 2009	Purchase under the	8	7.755	111,432	0.008
		Company’s SIP, pursuant to a contract entered into outside of the offer period.

Alan Williams	14 September 2009	Purchase under the	18	7.755	153,100	0.011
		Company’s SIP, pursuant to a contract entered into outside of the offer period.

Part B – Options

Name	Date of	Product/plan name	Number of shares	Price £ per share	Holding of shares	(%)
	grant/exercise				under option
Ignasi Ricou	n/a	n/a	n/a	n/a	31,630	0.002

Chris Van	n/a	n/a	n/a	n/a	169,388	0.012
Steenbergen

Claire Binyon	n/a	n/a	n/a	n/a	1,884	0.0001

Pauline Caywood	n/a	n/a	n/a	n/a	735	0.00005

James Marshall	n/a	n/a	n/a	n/a	3,508	0.0002

John Mills	n/a	n/a	n/a	n/a	59,494	0.004

Alan Williams	n/a	n/a	n/a	n/a	42,709	0.003